Exhibit 4C (xlvi)

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 20 7401 7646 F 44 (0) 20 7930 3353 www.smith-nephew.com

8 February 2017

Mr Ian Barlow

c/o: 15 Adam Street

London

WC2N 6LA

Dear Ian,

Following the Nomination & Governance Committee meeting on 7 February 2017 and the Board meeting on 8 February 2017, I am pleased to confirm your appointment as Senior Independent Director of Smith and Nephew plc with effect from the conclusion of the Annual General Meeting to be held on 6 April 2017, when Brian Larcombe will be retiring from the Board. I also confirm that you will cease to be Chairman of the Audit Committee on 1 March 2017, although you will still remain a member of the Audit Committee.

In your role as Senior Independent Director, you will be expected to:

(a)	act as the sounding board and provide support to the Chairman in delivering his objectives;

(b)	lead the annual evaluation of the Chairman’s performance in accordance with the UK Corporate Governance Code 2016;

(c)	in conjunction with the Company Secretary complete a Board evaluations when this is not outsourced externally;

(d)	chair meetings of the Nomination & Governance Committee when it is considering succession to the role of the Chairman of the Board;

(e)	be available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve or where such contact is inappropriate;

(f)	attend sufficient meetings with major shareholders and financial analysts to obtain a balanced understanding of the issues and concerns of such shareholders; and

(g)	work with the Chairman and other Directors to resolve contentious issues.

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 20 7401 7646 F 44 (0) 20 7930 3353 www.smith-nephew.com

As a result of these changes, your fees will remain the same at £63,000 in cash for your role as Non-Executive Director, £20,000 in cash for your role as Senior Independent Director and £5,135, which will be paid in the form of shares in August each year (subject to income tax and statutory deductions). There is an additional allowance relating to inter-continental travel of £3,500 per trip.

Yours sincerely

Susan Swabey

Company Secretary